Exhibit 12(a)(1)(i)

April 25, 2002

To Our Holders of Series B Convertible Preferred Stock:

We are writing to you to describe our offer to exchange your currently-held Series B Convertible Preferred Stock for newly issued Series D Convertible Preferred Stock. We believe that this exchange offer will be attractive to you. As explained below, we have made significant strides in the past year but your participation in this exchange offer remains critically important to our financial stability and to our ability to execute our business plan.

By way of background, in July 2000 Key Technology, Inc. (“Key”) issued Series B Preferred Stock in conjunction with the acquisition of Advanced Machine Vision Corporation (“AMVC”). The Series B Preferred Stock has the following principal features:

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At any time, you have the option to convert every three shares of Series B Preferred Stock you hold into two shares of Key’s Common Stock. Series B Preferred Stock has an applicable conversion value of $15.00 per share. The price for our Common Stock over the past year has ranged from $2.04 to $7.25 per share.

•	After July 12, 2002, you have the right to request Key redeem your Series B Preferred Stock for $10.00 per share.

•	Key can redeem your Series B Preferred Stock at any time after the closing price of our Common Stock exceeds $15.00 for 30 consecutive trading days.

•	Series B Preferred Stock does not pay a dividend.

As you know, the economic slowdown beginning in late 2000 and the associated reduction in capital spending by our customers put a severe strain on Key’s financial condition. As a result, we took many steps to reduce our operating expenses, increase our manufacturing margins and increase our market share. We are optimistic about the results of these strategies. In 2002 we have seen improved market conditions and have returned to profitability, as evidenced by our earnings release we made on April 25, 2002. Furthermore, our total interest-bearing debt has been reduced from approximately $23 million following the AMVC acquisition in 2000 to approximately $6.9 million on April 23, 2002 as a result of our profitability, selling certain assets and careful management of our balance sheet.

April 25, 2002

Nevertheless, the weak market conditions did not allow us to generate the cumulative cash flows we anticipated at the time of the AMVC acquisition. As a result, we will not have the cash to redeem the Series B Preferred Stock in July 2002 if all shareholders were to request redemption at that time. We believe that we must accordingly restructure our capitalization, including the Series B Preferred Stock redemption rights. Restructuring our capitalization with respect to the Series B Preferred Stock by asking you to defer your redemption rights, together with our improved operating results, will enhance the confidence of our lenders in our ability to service the remaining obligations associated with the AMVC acquisition.

Key’s Board of Directors authorized this exchange offer to enhance our prospects for long-term success and security, and as a result to provide a more stabilized value for your preferred stock asset. After reviewing relevant considerations, we feel that the exchange offer—one share of a new Series D Preferred Stock for each share of your existing Series B Preferred Stock—provides substantially improved value for you and increases the opportunity for Key to service all of its financial obligations both to lenders and to shareholders.

The new Series D Preferred Stock has the following features compared to those outlined above for the Series B Preferred Stock:

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The conversion ratio for Series D Preferred Stock offers double the number of shares of Common Stock you can obtain through conversion. At any time, you will have the option to convert every three shares of Series D Preferred Stock you hold into four shares of Common Stock. Series D Preferred Stock has an applicable conversion value of $7.50 per share.

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Series D Preferred Stock will carry a cumulative $0.50 per share annual dividend, payable quarterly when and as declared, until redeemed or converted into Common Stock. By way of example, this annual dividend is 5% of the stock’s redemption price of $10.00 and is approximately 10% of the recent trading price of $5.00 per share for the Series B Preferred Stock. The trading price for Series B Preferred Stock over the past year has ranged from $2.56 to $7.50 per share. As mentioned earlier, the Series B Preferred Stock has no dividend.

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You can request that Key redeem 50% of your Series D Preferred Stock after July 12, 2003 and another 50% after July 12, 2004. If our financial condition permits we may agree to redeem all of your Series D Preferred Stock after July 12, 2003 if you desire.

•	Key can redeem your Series D Preferred Stock at any time after the closing price of our Common Stock exceeds $7.50 for 30 consecutive trading days.

You should review the enclosed Offering Memorandum for full details of the differences between Series B Preferred Stock and Series D Preferred Stock.

The success of this exchange offer is critically important to Key. If less than 70% of the Series B Preferred Stock is tendered for exchange we expect that we will delay payment for

April 25, 2001

any Series B Preferred Stock submitted to us for redemption until we have been able to structure and implement an acceptable financial plan with our current or alternate lenders. Structuring and implementing such a plan, if achievable based on then existing circumstances, could take an extended period of time. The likelihood of our ability to structure and implement an acceptable plan, and the attractiveness of the terms available to us, both improve as the participation rate in this exchange offer increases. If, in the Board of Director’s judgment, an inadequate number of Series B Preferred Stock is tendered for exchange, we reserve the right to reject all tendered shares, or to accept the tendered shares and explore other solutions.

Following the exchange offer, we intend to delist the Series B Preferred Stock from the Nasdaq SmallCap Market. If we do this, the trading market for, and liquidity of an investment in, any Series B Preferred Stock remaining outstanding would be significantly reduced. Any Series B Preferred Stock remaining outstanding following the exchange offer will retain its current redemption and conversion rights.

This exchange offer will close at 5:00 p.m., New York City time, on Friday, June 14, 2002 unless Key’s Board of Directors decides to extend or withdraw the offer. If you decide to take advantage of this exchange offer, you must act promptly to assure that your shares of Series B Preferred Stock are tendered before the offering closes. The enclosed Offering Memorandum and Letter of Transmittal contain detailed instructions of the steps you need to take in order to participate in this exchange offer.

We believe this exchange offer will put Key on a sound financial footing that will allow us to continue executing our business plan. We ask that you review the enclosed materials carefully, including the instructions for exchanging your shares, in conjunction with our publicly available information and our current financial results released on April 25, 2002.

The Board of Directors recommends that you tender your shares of Series B Preferred Stock for exchange into Series D Preferred Stock. While participating in the exchange will mean that you defer to a moderate extent the date at which you may require Key to redeem your preferred stock, we believe that the benefits of the Series D Preferred Stock and the resulting contribution to Key’s improved capital structure offer you a considerably improved investment position.

If you have any questions about the exchange offer or need additional copies of the enclosed materials, please contact the Exchange Department of our exchange agent, American Stock Transfer & Trust Company, at 1-800-937-5449.

We thank you for your understanding and assistance in this matter and your patience as fellow shareholders.

Sin	cerely,

Th	omas C. Madsen
Ch	airman and Executive Officer